August 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook, Office of Life Sciences

Re:	DURECT Corporation Registration Statement on Form S-3 Filed July 30, 2021 File No. 333-258333 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Acceleration Request

Requested Date:	August 16, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, DURECT Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-258333) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Stephen Thau, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Mr. Thau at (212) 506-5076.

[Signature page follows]

Sincerely,

DURECT CORPORATION

By:	/s/ Michael H. Arenberg
Name: Michael H. Arenberg
Title: Chief Financial Officer

cc:	James E. Brown, DURECT Corporation

Stephen Thau, Esq., Orrick, Herrington & Sutcliffe LLP